Contact

www.linkedin.com/in/
elizabethtweedale (LinkedIn)
www.cococoders.com/token
(Company)

Top Skills

Computer Science Education
Inspiration
Leadership

Languages

English (Native or Bilingual)
C++
C#
Java
Python
Scratch
HTML + css
Javascript

Honors-Awards

Finalist - GBEA Pivot of the Year - 2020

Entrepreneur of the Year

GBEA Entrepreneur of the Year - 2021

Publications

Kids Get Coding - Coding, bugs and fixes

Kids Get Coding - Algorithms and bugs

How to Code 2.0: Pushing your skills further with Python by Elizabeth Tweedale, UK edition

Kids Get Coding - Learn to Program

How to Code 2.0: Pushing your skills further with Python by Elizabeth Tweedale, US edition

Elizabeth Tweedale

Founder & CEO | EdTech Innovator | FT Top 30 Female Leaders in Tech | Great British Pivot Entrepreneur of the Year | AI Creator | Championing Future-Ready Skills for Kids Worldwide
Incline Village, Nevada, United States

Summary

I believe that coding is the new literacy, and it's my mission to make it accessible to every child. As the Founder and CEO of Coco Coders, I'm passionate about equipping the next generation with the skills they need to thrive in a tech-driven world. Our platform offers live online and in-person coding lessons to children aged 6-12, helping them learn to think creatively and problem-solve through technology.

At Coco Coders, we are focused on building the future of education with:

Global Reach: Students from over 21 countries and rapidly expanding into the U.S.
Innovative Learning: Interactive, project-based coding lessons in Scratch, Python, and Roblox.
Scalable EdTech: Our cutting-edge platform is designed for seamless growth and will soon include a new subscription model for more accessibility.

A bit about me: My career began in computer science and architecture, where I contributed to high-profile projects like Apple's HQ. This experience fueled my passion for combining creativity with technology, leading me to co-found GoSpace AI, where I patented AI algorithms for optimizing workplace design. After exiting a successful coding education business, I launched Coco Coders to democratize tech education and inspire future generations.

Why I do this: I'm driven by a vision of making technology education fun, inclusive, and available to all. As a mom of three and an advocate for getting more young girls into STEM, I'm on a mission to break down barriers in the tech industry and foster a generation of confident, creative thinkers.

Let's connect! Whether you're an investor, an educator, or a parent, I'd love to discuss how we can shape the future of education together.

Visit www.cococoders.com

Experience

Coco Coders
3 years 4 months

Chief Executive Officer
January 2022 - Present (3 years 4 months)
West Des Moines, Iowa, United States

Founder
January 2022 - Present (3 years 4 months)
West Des Moines, Iowa, United States

Cypher Coders
8 years 11 months

Chief Executive Officer
June 2016 - Present (8 years 11 months)
London, United Kingdom

Founder
June 2016 - Present (8 years 11 months)
London, United Kingdom

Recursion Design
Director
October 2008 - Present (16 years 7 months)

GoSpace AI
10 years 9 months

Director
August 2014 - Present (10 years 9 months)
London, United Kingdom

Chief Innovation Officer
October 2019 - January 2022 (2 years 4 months)

Co-Founder & CTO
August 2014 - June 2016 (1 year 11 months)

blueSHIFT: Creative coding for creative kids
Founder + Director
May 2013 - May 2016 (3 years 1 month)

Foster + Partners
Specialist Modeling Group
September 2013 - October 2014 (1 year 2 months)

Cerulean Ltd.
Owner + Director
August 2009 - July 2012 (3 years)

Amanda Levete Architects (AL_A)
Architecture Consultant
August 2009 - December 2009 (5 months)

Boyarsky Murphy Architects
Architecture Consultant
September 2008 - January 2009 (5 months)

Syracuse University
Structures + Building Systems Teacher
August 2007 - May 2008 (10 months)

Hayne Architects
Architecture Consultant
May 2005 - August 2007 (2 years 4 months)
Malibu, California, USA

_____

Education

School of Architecture at Syracuse University
MArch, Architecture · (2006 - 2008)

Loras College
BA, Computer Science, Integrated Visual Arts, Studio Art · (2002 - 2006)

Dowling Catholic High School

· (1998 - 2002)